Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: March 19, 2015

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.’s 2.250% Notes due 2020 described under “Description of the Notes” in the Prospectus Supplement dated January 15, 2015 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.
Security:	2.250% Notes due 2020
Ratings*:	A3/A/A+
Currency:	USD
Security Type:	SEC Registered Senior Notes
Size:	$1,250,000,000
Maturity:	January 23, 2020
Coupon:	2.250%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	1.375% US Treasury due 2/20
Spread to Benchmark Treasury:	+95 basis points
Benchmark Treasury Yield:	1.460%
Price to Public:	99.273% of face amount, plus accrued interest from January 23, 2015
Yield to maturity:	2.410%
Proceeds (Before Expenses) to Issuer:	$1,236,537,500 (98.923%)
Accrued Interest:	$4,765,625
Total Proceeds and Accrued Interest:	$1,241,303,125
Interest Payment Dates:	January 23 and July 23 of each year, commencing July 23, 2015
Business Day:	New York and London
Trade Date:	March 19, 2015
Settlement Date:	March 24, 2015 (T+3)
Denominations:	$2,000 x $1,000
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after December 23, 2019, at a redemption price equal to 100% principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption
CUSIP/ISIN:	46625H KA7/US46625HKA76
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	Blaylock Beal Van, LLC Guzman & Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are offered as part of a reopening of a series of previously issued notes, as described in the prospectus supplement relating to this offering. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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